EXHIBIT 12.1

PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	1996 ------	1997 ------	1998 ------	1999 ------	2000 ------
Fixed Charges and Preferred Stock Dividends:

Interest	$99	$91	$84	$82	$72
Interest Portion of Annual Rentals	12	12	11	3	4
Preferred dividends of subsidiary (1)	14 ------	13 ------	2 ------	2 ------	2 ------
Total Fixed Charges and Preferred Stock For Purpose of Ratio	$125 ======	$116 ======	$97 ======	$87 ======	$78 ======
Earnings:
Pretax income from continuing operations	$354	$335	$274	$350	$396
Add:
Fixed charges (from above)	125	116	97	87	78
Less: Fixed charges capitalized	2 ------	1 ------	1 ------	2 ------	2 ------
Fixed charges net of capitalized charges	123 ------	115 ------	96 ------	85 ------	76 ------
Total Earnings for Purpose of Ratio	$477 ======	$450 ======	$370 ======	$435 ======	$472 ======
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.82 ======	3.89 ======	3.82 ======	5.00 ======	6.05 ======

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.